LEE ENTERPRISES, INCORPORATED

201 N. Harrison Street, Suite 600

Davenport, Iowa 52801-1924

January 27, 2006

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Lee Enterprises, Incorporated
Form 10-K for the year ended September 30, 2005
Commission File No. 1-6227

Dear Ms. Cvrkel:

This is in response to your January 12, 2006 letter, which was received by Lee Enterprises, Incorporated via facsimile on January 13, 2006. We are preparing our response to the comments contained in your letter and will furnish them to you via EDGAR no later than February 3, 2006. Absent advice to the contrary, we will assume that this is satisfactory.

Very truly yours,

C. D. Waterman III
Secretary and General Counsel

CDWIII/dc

cc/Mr. Carl G. Schmidt